UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. )*

Under the Securities Exchange Act of 1934

KKR FS Income Trust Select

(Name of Issuer)

Common Shares of Beneficial Interest, par value $0.01 per share

(Title of Class of Securities)

48256J 108

(CUSIP Number)

Michael C. Forman

KKR FS Income Trust Select

201 Rouse Boulevard

Philadelphia, PA 19112

(215) 495-1150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

James A. Lebovitz, Esq.

Eric S. Siegel, Esq.

Clay Douglas, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, PA 19104

Tel: (215) 994-4000

Fax: (215) 994-2222

February 9, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1	NAMES OF REPORTING PERSONS Franklin Square Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 40(1)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 40(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON PN

(1) Includes 40 Class S common shares of beneficial interest, par value $0.01 per share (the “Shares”), of KKR FS Income Trust Select (the “Fund”) held by FSH Seed Capital Vehicle I LLC (the “Seed Vehicle”), a wholly-owned special purpose financing subsidiary of Franklin Square Holdings, L.P. (“FSH”). As the direct parent of the Seed Vehicle, FSH may be deemed to have shared voting and dispositive power of the Shares held by the Seed Vehicle.

1	NAMES OF REPORTING PERSONS FSH Seed Capital Vehicle I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 40
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 40

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON OO

1	NAMES OF REPORTING PERSONS Michael C. Forman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 40(2)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 40(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON IN

(2) Includes 40 Shares held by the Seed Vehicle, a wholly-owned special purpose financing subsidiary of FSH. Mr. Forman and Mr. Adelman each own equal interests in the general partner of FSH, the direct parent of the Seed Vehicle, and may be deemed to have shared voting and dispositive power of the Shares held by FSH and the Seed Vehicle.

1	NAMES OF REPORTING PERSONS David J. Adelman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER (See Item 5) 0
	8	SHARED VOTING POWER (See Item 5) 40(3)
	9	SOLE DISPOSITIVE POWER (See Item 5) 0
	10	SHARED DISPOSITIVE POWER (See Item 5) 40(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Item 5) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 100%
14	TYPE OF REPORTING PERSON IN

(3) Includes 40 Shares held by the Seed Vehicle, a wholly-owned special purpose financing subsidiary of FSH. Mr. Forman and Mr. Adelman each own equal interests in the general partner of FSH, the direct parent of the Seed Vehicle, and may be deemed to have shared voting and dispositive power of the Shares held by FSH and the Seed Vehicle.

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the Class S common shares of beneficial interest, par value $0.01 per share (the “Shares”), of KKR FS Income Trust Select (the “Fund”), a Delaware statutory trust. The Fund is an externally managed, non-diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), that intends to file an election to be regulated as a business development company (a “BDC”) under the 1940 Act. The Fund’s principal executive offices are located at 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112.

Item 2.	Identity and Background.

(a) The Reporting Persons are Franklin Square Holdings, L.P. (“FSH,” doing business as “FS Investments”), FSH Seed Capital Vehicle I LLC (the “Seed Vehicle”), Michael C. Forman and David J. Adelman. FSH is a Pennsylvania limited partnership, and its principal business is conducting, through its registered investment adviser subsidiaries, a leading asset management business dedicated to helping individuals, financial professionals and institutions design better portfolios. The Seed Vehicle, a Delaware limited liability company, was created to hold investment products sponsored by FSH in connection with a financing transaction with Nomura Securities (Bermuda) Ltd., as lender, in which the Seed Vehicle, a wholly-owned special purpose financing subsidiary of FSH, serves as a borrower.

(b) The business address of each reporting person is 201 Rouse Boulevard, Philadelphia, Pennsylvania 19112.

(c) Mr. Forman is the Chairman and chief executive officer of FS Investments and has been leading FS Investments since founding it in 2007. Mr. Forman serves as Chairman and chief executive officer of the Fund and serves as Chairman, president and/or chief executive officer of certain of the firm’s other funds and affiliated investment advisers. Mr. Adelman is one of the founders of FS Investments and is the Vice Chairman of FS Investments. Mr. Adelman also serves on the boards of certain of the firm’s other funds and affiliated investment advisers. Mr. Adelman is also president and chief executive officer of Campus Apartments, Inc. (“Campus Apartments”), which develops, manages, designs and privately finances upscale housing facilities for colleges and universities across the United States. The principal business and business address of FS Investments and the Seed Vehicle are described in Items 2(a) and (b) above. The business address for Campus Apartments is 4043 Walnut Street, Philadelphia, Pennsylvania 19104.

(d) No Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) During the last five years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Messrs. Forman and Adelman are United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 16, 2023, the Seed Vehicle contributed $1,000 to the Fund as a seed investment to purchase 40 Shares at $25.00 per Share (the “Initial Seed Investment”). The Initial Seed Investment was a private placement transaction under the exemption provided by Section 4(a)(2) of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 of Regulation D promulgated thereunder.

On February 9, 2024, the Seed Vehicle made a capital commitment to invest an aggregate of $10,000,000 in Shares pursuant to private placement transactions under the exemption provided by Section 4(a)(2) of the U.S. Securities Act of 1933, as amended, and Rule 506 of Regulation D promulgated thereunder (the “Seed Commitment”).

Under the terms of the Fund’s declaration of trust (as amended and restated from time to time), all Shares have equal rights as to voting. Except as may be provided by the Fund’s Board of Trustees (the “Board”) in setting the terms of classified or reclassified shares, the Shares have no preemptive, exchange, conversion, appraisal or redemption rights. In the event of the Fund’s liquidation, dissolution or winding up, each Share would be entitled to share pro rata in all of the Fund’s assets that are legally available for distribution after it pays all debts and other liabilities and subject to any preferential rights of holders of the Fund’s preferred shares, if any preferred shares are outstanding at such time. Subject to the rights of holders of any other class or series of shares, each Share will be entitled to one vote on all matters submitted to a vote of shareholders, including the election of trustees. Except as may be provided by the Board in setting the terms of classified or reclassified shares, and subject to the express terms of any class or series of preferred shares, the holders of the Shares will possess exclusive voting power. There is no cumulative voting in the election of the Fund’s trustees. Subject to the special rights of the holders of any class or series of preferred shares to elect trustees, each trustee of the Fund will be elected by a plurality of the votes cast with respect to such trustee’s election.

The Initial Seed Investment was paid, and any purchase of Shares made pursuant to the Seed Commitment will be paid, from working capital of FSH.

Item 4.	Purpose of Transaction.

FSH (indirectly through the Seed Vehicle) made the Initial Seed Investment and the Seed Commitment in order to provide the Fund with sufficient capital to establish an initial portfolio of investments and, as the ultimate parent company of one of the joint owners and operators of the Fund’s investment adviser, to demonstrate the alignment of its interests with those of Fund shareholders.

The descriptions of the contributions and the transactions contained in Item 3 are hereby incorporated by reference into this Item 4.

Mr. Forman is the Chairman and chief executive officer of FSH, serves as Chairman and chief executive officer of the Fund and serves as Chairman, president and/or chief executive officer of certain of the firm’s other funds and affiliated investment advisers. Mr. Adelman is one of the founders of FSH and is the Vice Chairman of FSH. FSH is the ultimate parent company of one of the joint owners and operators of the Fund’s investment adviser, and the Seed Vehicle is a wholly-owned subsidiary of FSH. Messrs. Forman and Adelman each own equal interests in the general partner of FSH. In such roles, the Reporting Persons have engaged and will continue to engage in discussions with management, members of the Board and other representatives of the Fund, other security holders of the Fund and other persons from time to time with respect to various matters, including the Shares and the business and operations of the Fund.

The Reporting Persons intend to periodically review their respective investments in the Fund, and based on a number of factors, including the Reporting Persons’ respective evaluations of the Fund’s business prospects and financial condition, the market for the Shares, general economic and stock market conditions and other investment opportunities, the Reporting Persons may acquire additional securities of the Fund or dispose of the Shares reported herein through open market (to the extent available) or privately negotiated transactions in accordance with applicable securities laws.

Notwithstanding the foregoing, the Seed Vehicle has agreed to not transfer or otherwise dispose of its Seed Commitment or Shares without the Fund’s prior written consent for a period ending on the third anniversary of the date on which the Fund elects to be regulated as a BDC under the 1940 Act.

Except as otherwise set forth herein or as disclosed in the Fund’s public filings with the Securities and Exchange Commission, the Reporting Persons do not have any current plans or proposals which would relate to or would result in any of the events or matters described in (a)—(j) of Item 4 of Schedule 13D. Notwithstanding the foregoing, the Reporting Persons intend to review and analyze his or its investment in the Fund on a continuing basis. As a result of such review and analysis, a Reporting Person may, at any time and from time to time, plan and/or propose to effect and/or cause one or more actions relating to and/or resulting in one or more of the actions specified in (a)—(j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The Reporting Persons’ responses to Rows 11, 12 and 13 of the cover page of this Schedule 13D that relate to the aggregate number and percentage of Shares beneficially owned by the Reporting Persons are incorporated herein by reference. The Reporting Persons’ responses to Rows 7, 8, 9 and 10 of the cover page of this Schedule 13D that relate to the number of Shares as to which the Reporting Persons have sole or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition of are incorporated herein by reference. The aggregate percentage of Shares reported as beneficially owned by the Reporting Persons was calculated based on 40 Shares outstanding as of February 14, 2024, which constitute all of the issued and outstanding Shares as of February 14, 2024.

(c) Except as set forth herein, the Reporting Persons have not engaged in any transactions in the Shares during the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

The Seed Vehicle has agreed to not transfer or otherwise dispose of its Seed Commitment or Shares without the Fund’s prior written consent for a period ending on the third anniversary of the date on which the Fund elects to be regulated as a BDC under the 1940 Act.

Except as set forth in this Item 6 of this Schedule 13D, the Reporting Persons do not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Fund, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Fund, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Exhibit No.	Description
1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons.
3.1	Subscription Agreement, dated as of May 16, 2023, between the Fund and the Seed Vehicle.
3.2	Subscription Agreement, dated as of February 9, 2024, between the Fund and the Seed Vehicle.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

FRANKLIN SQUARE HOLDINGS, L.P.

By:	/s/ Michael C. Forman
	Name:	Michael C. Forman
	Title:	Chief Executive Officer

FSH Seed Capital Vehicle I LLC By: Franklin Square Holdings, L.P., as Sole Member

By:	/s/ Michael C. Forman
	Name:	Michael C. Forman
	Title:	Chief Executive Officer

/s/ Michael C. Forman
Michael C. Forman

/s/ David J. Adelman
David J. Adelman